[VALENTIS, INC. LETTERHEAD]

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

June 16, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

RE:	Valentis, Inc.
Form 10-K/A for the fiscal year ended June 30, 2004
Filed November 15, 2004
File No. 000-22987

Dear Mr. Rosenberg,

Valentis, Inc. (the “Company”) hereby responds to the letter dated June 2, 2005 that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the filing referenced above.

1.             Please refer to our comment letter dated November 19, 2001, specifically comment 10.  We note your response to this comment on November 21, 2001.  Please tell us why you continue to exclude disclosure of the costs incurred to date, the estimated completion date and costs to complete for each of your major research and development projects.  We believe this disclosure is important in helping an investor understand your use and expected use of resources in research and development activities.  Please refer to the Division of Corporate Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities.

Response:  The Company respectfully advises the Staff that it believes it has provided the requested disclosures.  For example, the Company disclosed in its Form 10-K/A filed on November 15, 2004 (“10-K/A”) that it was supporting the Phase II clinical trial of DeltavascTM (see, e.g., 10-K/A, page 38), which was the Company’s lead product under development for the fiscal years ended June 30, 2004, 2003 and 2002, and that its research and development expenses were $10.1 million, $10.0 million and $23.7 million for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.  See, e.g., 10-K/A, page 33.

All of the Company’s research and development expenses for the fiscal years ended June 30, 2004 and 2003 were incurred in connection with DeltavascTM.  With respect to the fiscal year ended June 30, 2002, the Company was developing products using two key technology platforms: (i) gene delivery and gene regulation platform and (ii) PEGylation platform.  The gene delivery and gene regulation platform accounted for approximately 96% (e.g., $22.8 million of the $23.7 million) of the Company’s research and development expenses; the majority of these expenses were incurred in connection with DeltavascTM.  The PEGylation platform accounted for the remaining 4% of the Company’s research and development expenses.  The Company no longer develops products using the PEGylation platform.  The Company believes that the information with respect to the research and development expenses related to the PEGylation platform for the fiscal year ended June 30, 2002 is not meaningful or material to an investor’s understanding of the Company’s business.

In addition, the Company has provided the requested information with respect to DeltavascTM, which constituted all of the Company’s research and development expenses for the fiscal years ended June 30, 2004 and 2003 and the majority of the Company’s research and development expenses for the fiscal year ended June 30, 2002, as follows: (i) costs incurred to date (see, e.g., 10-K/A, page 33); (ii) estimated completion date, including estimated completion dates for stages of development (see, e.g., 10-K/A, pages 1, 5, 18, 19, 21, 22, 31, 37, 38, 52); and (iii) estimated costs to complete (see, e.g., 10-K/A, page 33).

In connection with our response, the Company acknowledges the following:

•              The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments on the contents of this letter, please do not hesitate to contact the undersigned at (650) 697-1900, extension 369.

Very truly yours,

/s/ Joseph Markey

Joseph Markey
Vice President, Finance and Adminstration
Valentis, Inc.

cc:           Patrick A. Pohlen, Esq. (Latham & Watkins LLP)